Filed Pursuant to Rule 424(b)(3)
Registration No. 333- 264145

ARES STRATEGIC INCOME FUND

SUPPLEMENT NO. 5 DATED AUGUST 1, 2023

TO THE PROSPECTUS DATED MAY 25, 2023

This prospectus supplement (“Supplement”) contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Ares Strategic Income Fund (the “Fund”), dated May 25, 2023 (as amended and supplemented to date, the “Prospectus”). This Supplement is part of and should be read in conjunction with the Prospectus. Unless otherwise indicated, all other information included in the Prospectus, or any previous supplements thereto, that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Effective immediately, the Prospectus is updated to disclose (i) the Fund entering into a Loan and Servicing Agreement (the “SG Funding Facility”), dated as of July 26, 2023, with ASIF Funding I, LLC, a wholly owned subsidiary of the Fund, as borrower (the “Borrower”), the Fund, as equityholder and servicer, the lenders from time to time parties thereto, Société Générale, as agent, the collateral agent and collateral administrator party thereto, and the document custodian party thereto; (ii) the Fund entering into a Contribution Agreement (the “Contribution Agreement,” and together with the SG Funding Facility, the “Borrower Agreements”), dated as of July 26, 2023, among the Fund, as transferor, and the Borrower, as transferee (the “Transferee”); (iii) the Fund entering into a Commitment Increase Agreement (the “Commitment Increase Agreement”), dated as of July 31, 2023, by and among the Fund, a certain new lender, and JPMorgan Chase Bank, N.A., as administrative agent, pursuant to the Fund’s Senior Secured Credit Agreement, dated as of December 20, 2022 (as updated, the “Credit Facility”) among the Fund, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent; and (iv) the agreement by the Fund to sell Class I common shares of beneficial interest (the “Class I common shares”) for an aggregate purchase price of $19.3 million in an unregistered sale of Class I common shares shares.

SG Funding Facility and Contribution Agreement

On July 26, 2023, the Fund entered into the SG Funding Facility with the Borrower, as borrower, the Fund, as equityholder and servicer, the lenders from time to time parties thereto, Société Générale, as agent, the collateral agent and collateral administrator party thereto, and the document custodian party thereto, that provides a facility amount of $500 million with a revolving period ending July 26, 2026 and a final maturity date of July 26, 2028. The SG Funding Facility also provides for a feature that allows the Borrower, under certain circumstances, to increase the overall size of the SG Funding Facility to a maximum of $750 million. In addition, on July 26, 2023, the Fund, as transferor, and the Transferee, entered into the Contribution Agreement, pursuant to which the Fund will transfer to the Borrower certain originated or acquired loans and related assets (collectively, the “Loans”) from time to time.

The obligations of the Borrower under the SG Funding Facility are secured by substantially all assets held by the Borrower, including the Loans. The interest rate charged on the SG Funding Facility is based on an applicable benchmark (Term SOFR, Daily Simple SONIA, EURIBOR, or CDOR) plus an applicable margin that is a blended rate determined as follows: (i) 1.90% per annum for the portion of the collateral pool that consists of broadly syndicated loans, determined by multiplying the aggregate amount of loans outstanding under the SG Funding Facility by the percentage of the collateral pool that consists of broadly syndicated loans, plus (ii) 2.80% per annum for the portion of the collateral pool that does not consist of broadly syndicated loans, determined by multiplying the aggregate amount of loans outstanding under the SG Funding Facility by the percentage of the collateral pool that does not consist of broadly syndicated loans. From and after the six-month anniversary of the effective date of the SG Funding Facility, the applicable margin will be subject to a floor of 2.75% per annum. In addition, the Borrower will pay, among other fees, a daily commitment fee on any monthly distribution date, termination date or on the date of any payment or prepayment of a loan outstanding under the SG Funding Facility. Under the SG Funding Facility, the Fund and the Borrower, as applicable, have made representations and warranties regarding their businesses, among other things, and are required to comply with various covenants, servicing procedures, reporting requirements and other customary requirements for similar facilities. The SG Funding Facility includes usual and customary events of default for such facilities of this nature.

Proceeds from the SG Funding Facility must be used for general corporate purposes, which includes payment of dividends or distributions by the Borrower to the Fund.

Borrowings under the SG Funding Facility are subject to the SG Funding Facility various covenants and leverage restrictions contained in the Investment Company Act of 1940, as amended.

The descriptions above are only a summary of the material provisions of the SG Funding Facility and the Contribution Agreement, and are qualified in their entirety by reference to a copy of (i) the SG Funding Facility and (ii) the Contribution Agreement, each of which are filed as Exhibits to our Registration Statement on Form N-2 (File No. 333-264145) declared effective by the Securities and Exchange Commission on April 24, 2023, as amended and supplemented.

Commitment Increase Agreement

On July 31, 2023, the Fund entered into the Commitment Increase Agreement with certain new lender, and JPMorgan Chase Bank, N.A., as administrative agent, pursuant to the Credit Facility among the Fund, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent. The Commitment Increase Agreement increased the aggregate amount of the multicurrency commitments under the Credit Facility from $725.0 million to $775.0 million. This is in addition to the dollar commitment under the Credit Facility of $25.0 million, bringing the total commitments under the Credit Facility to $800.0 million.

The description above is only a summary of the material provisions of the Commitment Increase Agreement and is qualified in its entirety by reference to a copy of the Commitment Increase Agreement, which is filed as an Exhibit to our Registration Statement on Form N-2 (File No. 333-264145) declared effective by the Securities and Exchange Commission on April 24, 2023, as amended and supplemented.

Sale of Unregistered Securities

On July 31, 2023, the Fund agreed to sell Class I common shares for an aggregate purchase price of $19.3 million. The purchase price per Class I common share will equal the Fund’s net asset value (“NAV”) per Class I common share as of the last calendar day of July 2023 (the “July NAV”), which is generally expected to be available within 20 business days after August 1, 2023. At that time, the number of Class I common shares issued to each investor based on the July NAV and such investor’s subscription amount will be determined and Class I common shares will be credited to the investor’s account as of the effective date of the share purchase, August 1, 2023. The offer and sale of the Class I common shares was exempt from the registration provisions of the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and/or Regulation S promulgated thereunder.

Please retain this Supplement with your Prospectus.